Supplemental Information
Third Quarter 2008 Earnings Call

Q3 2008 Revenue Performance

($ in millions)



35%
$188
$254
2007
2008
Americas
(7%)
$225
$209
2007
2008
EMEA
(1%)
$134
$133
2007
2008
Asia Pacific
(1%)
$82
$81
2007
2008
LIM



8%
$624
$677
2007
2008
Consolidated

Note: Equity earnings are included in segment results however are excluded from Consolidated totals.

Jones Lang LaSalle

YTD Q3 2008 Revenue Performance

($ in millions)



20%
$515
$618
2007
2008
Americas
5%
$599
$628
2007
2008
EMEA
(9%)
$432
$392
2007 (1)
2008
Asia Pacific
2%
$256
$261
2007
2008
LIM



6%
$1,790
$1,901
2007 (1)
2008
Consolidated

Note: Equity earnings are included in segment results however are excluded from Consolidated totals.

(1) Includes Asia Pacific Hotels advisory fee

Q3 2008 Capital Markets and Hotels Revenue

($ in millions)


40%
(28%)
$20.0
$27.9
$20.1
2006
2007
2008
Americas
5%
(47%)
$82.8
$86.9
$45.9
2006
2007
2008
EMEA
160%
(53%)
$11.8
$30.7
$14.3
2006
2007
2008
Asia Pacific


27%
(45%)
$114.6
$145.6
$80.4
2006
2007
2008
Consolidated

Jones Lang LaSalle

YTD 2008 Capital Markets and Hotels Revenue

($ in millions)



34%
(42%)
$55.2
$73.7
$42.8
2006
2007
2008
Americas
40%
(41%)
$166.3
$232.9
$137.8
2006
2007
2008
EMEA
100%
(43%)
$32.1
$64.2
$36.7
2006
2007 (1)
2008
Asia Pacific



46%
(41%)
$253.6
$370.9
$217.3
2006
2007 (1)
2008
Consolidated

(1) Excludes Asia Pacific Hotels advisory fee

Q3 2008 Leasing Revenue

($ in millions)


80%
11%
$49.0
$54.3
$97.6
2006
2007
2008
Americas
26%
55%
$32.2
$50.0
$63.0
2006
2007
2008
EMEA
11%
37%
$20.8
$28.5
$31.6
2006
2007
2008
Asia Pacific


45%
30%
$102.0
$132.8
$192.2
2006
2007
2008
Consolidated

Jones Lang LaSalle

YTD Q3 2008 Leasing Revenue

($ in millions)



46%
26%
$116.3
$146.6
$214.6
2006
2007
2008
Americas
25%
38%
$99.4
$137.6
$172.6
2006
2007
2008
EMEA
26%
41%
$53.3
$74.9
$94.1
2006
2007
2008
Asia Pacific



34%
33%
$269.0
$359.1
$481.2
2006
2007
2008
Consolidated

JONES LANG LASALLE

Q3 and YTD Q3 2008 Acquisition Revenue

Contributions from Trailing 12 Months of Acquisitions to 2008 Results

($ in millions)



$175
$150
$125
$100
$75
$50
$25
$0
$84.6 (1)
$2.7
$82.9
$154.5
$10.4
$4.3
$144.1
Q3 2008 (2)
YTD Q3 2008 (2)
Expenses (excl. D+A)
Integration Costs
EBITDA

(1) Reflects an EBITDA loss of $1.0 million

(2) Excludes $14.2 million of Staubach leasing activity that could not be recognized as revenue under U.S. GAAP; resulting EBITDA would have added $6.4m to Q3 and YTD Q3 totals bringing the EBITDA totals to $5.4 million and $16.8 million, respectively.

Q3 2008 EBITDA Performance

($ in millions)


$26.7
$33.7
2007
2008 (1)
Americas
$19.0
$13.9
2007
2008
EMEA
$9.3
$3.6
2007
2008
Asia Pacific
$28.5
$21.3
2007
2008
LIM


$82.2
$61.8
2007
2008 (1)
Consolidated

(1) Excludes $14.2 million of Staubach leasing activity that could not be recognized as revenue under U.S. GAAP; resulting EBITDA would have added $6.4m to Americas and Consolidated totals bringing the Americas Q3 EBITDA total to $40.1 million and Consolidated Q3 EBITDA to $68.2 million.

YTD 2008 EBITDA Performance

($ in millions)



$64.3
$59.0
2007
2008 (1)
Americas
$57.3
$22.1
2007
2008
EMEA
$54.2
$6.8
2007 (2)
2008
Asia Pacific
$76.1
$63.9
2007
2008
LIM



$256.5
$138.7
2007 (2)
2008 (1)
Consolidated

(1) Excludes $14.2 million of Staubach leasing activity that could not be recognized as revenue under U.S. GAAP; resulting EBITDA would have added $6.4m to Americas and Consolidated totals bringing the Americas Q3 YTD EBITDA total to $65.4 million and Consolidated Q3 YTD EBITDA to $145.1 million.

(2) Includes Asia Pacific Hotels advisory fee

Jones Lang LaSalle®

Reconciliation of GAAP Net Income to Adjusted Net Income

Q3 2008



($ in millions after tax, except per share)
Net Income = $15.0
$0.43/share
+ Integration
$2.0
$0.06/share
+ Severance
$5.9
$0.17/share
+ Intangibles Amortization
$6.8
$0.19/share
+ Staubach Purchase Accounting (1)
$4.6
$0.13/share
$0
$5
$10
$15
$20
$25
$30
$35
$40
Adjusted Net Income = $34.3m, $0.98/share

(1) $14.2 million in Staubach leasing activity that could not be recognized as revenue under U.S. GAAP purchase accounting would have provided an additional $4.6 million of net income, or $0.13 per share, under normal circumstances.